Exhibit 99.1

YM BIOSCIENCES REPORTS SECOND QUARTER 2006 OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - February 10, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today reported operational and financial results for the second quarter of fiscal 2006, ended December 31, 2005.

“Important times are ahead. All three of our late-stage products advancing in the clinic with results to be reported this calendar year. For our lead drug tesmilifene, the first of three planned interim analyses of data from our pivotal Phase III metastatic and recurrent breast cancer trial could occur in and around mid calendar 2006,” said David Allan, Chairman and CEO of YM BioSciences. “If survival results meet the levels set in the Special Protocol Assessment agreed to with the FDA, data this year could be sufficient to seek regulatory approval.”

Other highlights:
•
Hypothesis of tesmilifene’s mode of action authored by Dr. Mark Vincent has been published online in Medical Hypotheses, Vol. 66 No. 4 which together with supporting evidence from numerous academic laboratories in Canada and the USA suggests that tesmilifene is a unique molecule, selective for multiple drug resistant cancer cells, and positively impacts the most common chemotherapies across multiple tumour types. Drug resistance is widely recognized to be the “ultimate frontier in the fight against cancer.” The article is available for viewing now online through Elsevier’s online journal site www.sciencedirect.com.

•
Entered into a collaborative agreement with Sanofi-Aventis to investigate the effect of combining tesmilifene and the blockbuster cancer drug Taxotere® (docetaxel) for women with rapidly progressing metastatic breast cancer. Enrolment is targeted for completion in calendar Q2, 2006 and pharmacokinetic data could be available by year-end with survival results possible by year-end 2007.

•
Reported positive results in the November 2005 issue of the Journal of Urology from a Phase II trial of tesmilifene plus mixantrone/prednisone for the treatment of hormone refractory prostate cancer. This indication is now expected to be advanced with the first randomized trial in this indication and is expected to compare a standard of care mitoxantrone/prednisone used in Taxotere failures to the same regimen plus tesmilifene. The primary endpoints will be those in which the combination appeared to provide significant benefit in the single arm Phase II - namely the important reduction in pain suffered by patients at this stage and a reduction in PSA.

•
Completed preparations for prospectively pivotal trials in children with inoperable brain cancer - pontine, or brain-stem glioma - for submission to the FDA and the European Regulatory Authority, EMEA.

•	Partnered with Innogene Kalbiotech Ltd (IGK) of Singapore to expand the development program for nimotuzumab into Southeast Asia and Africa.
•	Initiated a Phase IIb trial for AeroLEF™ subsequent to the end of the quarter. The trial could complete recruitment and report results within the first half of calendar 2006.
•
filed and received clearance for a “shelf” prospectus in Canada and the USA following the end of the quarter. A “shelf” facilitates financing by a company, reduces the time period during which a company must otherwise wait for a prospectus to be cleared, permits the sale to investors of shares without a “hold period” (thus significantly reducing the cost of capital) and permits the use of freely traded shares in the case of another acquisition by YM, again significantly reducing the prospective cost of capital. The “shelf” registration covers any financing during the forthcoming 25 months.

Financial Results
Total revenue for the quarter ended December 31, 2005 was $549,230 compared to $521,524 for the same period last year. Total revenue for the first six months of the 2006 fiscal year was $792,237 compared to $989,998 for the first six months of the corresponding period last year. Revenue consisted of revenue generated from out-licensing agreements and interest income.

Total expenditures for the quarter ended December 31, 2005 were $6,064,517 compared to $3,379,021 for the same period last year. Total expenditures for the first six months of the 2006 fiscal year were $12,268,425 compared to $5,960,757 for the first six months of the corresponding period last year. General and Administrative expenses for the second quarter were $1,253,873 and for the first six months were $2,681,772 compared to $1,259,259 and $2,517,291 respectively for the same periods in the prior year. Licensing and Product Development expenses for the second quarter were $4,810,644 and for the first six months were $9,586,653 compared to $2,119,762 and $3,443,466 respectively for the same periods in the prior year. Expenditure increases were due primarily to the rapid progression of the tesmilifene Phase III clinical trial and the inclusion of costs associated with the development of the AeroLEF™ technology.

Net loss for the second quarter was $5,536,292 and for the year to date was $11,460,138 compared to $2,830,164 and $5,098,863 respectively for the same periods last year.

As at December 31, 2005 the Company had cash and short-term deposits totaling $20,300,992 and current liabilities of $3,335,168 compared to $30,568,845 and $3,825,615 respectively at June 30, 2005.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications. A Phase II monotherapy trial of nimotuzumab produced cytotoxic efficacy and evidence of survival benefit in children with recurrent brain cancer.

In May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and a randomized Phase IIb pain trial has been initiated.  YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. The Company also has a portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:

Thomas Fechtner, The Trout Group LLC	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-212-477-9007 x31	Tel. +1-905-629-9761
Fax +1-212-460-9028	Fax +1-905-629-4959
Email: tfechtner@troutgroup.com	Email: ir@ymbiosciences.com

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	June 30,
	2005	2005
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents (note 4)	$20,300,992	$686,373
Short-term deposits	-	29,882,472
Marketable securities	4,834	4,834
Accounts receivable and prepaid expenses	1,805,143	1,751,373
	22,110,969	32,325,052

Capital assets	212,249	226,698

Acquired technologies	6,714,054	5,648,141

	$29,037,272	$38,199,891

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$2,504,782	$2,995,457
Accrued liabilities	830,386	830,158
	3,335,168	3,825,615

Deferred revenue	798,932	534,157

Shareholders' equity:
Share capital	89,587,454	87,487,802
Share purchase warrants	5,222,203	5,313,283
Contributed surplus	2,305,547	1,790,928
Deficit accumulated during the development stage	(72,212,032)	(60,751,894)
	24,903,172	33,840,119

Going concern (note 1)
Commitments (note 6)
Subsequent events (note 7)

	$29,037,272	$38,199,891

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2005	2004	2005	2004	2005
	(Unaudited)		(Unaudited)		(Unaudited)

Out-licensing revenue (note 5)	$379,242	$300,488	$467,750	$661,866	$1,215,770
Interest income	169,988	221,036	324,487	328,132	3,816,778
	549,230	521,524	792,237	989,998	5,032,548

Expenses:
General and administrative	1,253,873	1,259,259	2,681,772	2,517,291	23,829,501
Licensing and product
development	4,810,644	2,119,762	9,586,653	3,443,466	51,444,990
	6,064,517	3,379,021	12,268,425	5,960,757	75,274,491

Loss before the undernoted	(5,515,287)	(2,857,497)	(11,476,188)	(4,970,759)	(70,241,943)

Gain on sale of marketable securities	-	-	-	-	638,332

Unrealized loss on marketable securities	-	-	-	-	(1,827,038)

Unrealized gain (loss) on foreign exchange	(21,005)	27,333	16,050	(128,104)	16,050

Loss before income taxes	(5,536,292)	(2,830,164)	(11,460,138)	(5,098,863)	(71,414,599)

Income taxes	-	-	-	-	7,300

Loss for the period	$(5,536,292)	$(2,830,164)	$(11,460,138)	$(5,098,863)	$(71,421,899)

Basic and diluted loss per common share	$(0.14)	$(0.08)	$(0.29)	$(0.16)

Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition (note 3)	39,139,493	35,125,107	38,964,104	31,906,888

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2005	2004	2005	2004	2005
	(Unaudited)		(Unaudited)		(Unaudited )
Deficit, beginning of period	$(66,675,740)	$(46,587,966)	$(60,751,894)	$(44,319,267)	$-

Cost of purchasing shares for cancellation in excess of book value	-	(573,332)	-	(573,332)	(790,133)

Loss for the period	(5,536,292)	(2,830,164)	(11,460,138)	(5,098,863)	(71,421,899)

Deficit, end of period	$(72,212,032)	$(49,991,462)	$(72,212,032)	$(49,991,462)	$(72,212,032)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2005	2004	2005	2004	2005
	(Unaudited)		(Unaudited)		(Unaudited )
Cash provided by (used in):

Operating activities:
Loss for the period	$(5,536,292)	$(2,830,164)	$(11,460,138)	$(5,098,863)	$(71,421,899)
Items not involving cash:
Amortization of capital assets	12,605	936	25,169	1,720	295,833
Amortization of acquired technology	267,843	-	496,371	-	634,131
Gain on sale of marketable securities	-	-	-	-	(638,332)
Unrealized loss on marketable securities	-	-	-	-	1,827,039
Stock-based employee compensation (note 2)	263,822	176,983	550,741	346,155	2,398,891
Stock-based consideration	-	-	100,000	-	292,750
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	195,279	163,382	(53,770)	218,085	(885,524)
Accounts payable, accrued liabilities and deferred revenue	(58,640)	(336,754)	(323,672)	(350,312)	3,236,255
	(4,855,383)	(2,825,617)	(10,665,299)	(4,883,215)	(64,260,856)
Financing activities:
Issuance of common shares on exercise of warrants	185,916	-	185,916	-	840,666
Repayment of debenture	-	-	-	-	(1,469,425)
Net proceeds from issuance of shares and warrants	-	-	-	18,972,307	80,654,111
Issuance of common shares on exercise of options	59,750	43,650	222,250	91,067	1,875,943
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	(779,909)	-	(779,909)	(1,029,679)
	245,666	(736,259)	408,166	18,283,465	78,241,244
Investing activities:
Maturity of short-term deposits, net	-	-	29,882,472	14,893,951	-
Proceeds on sale of marketable securities	-	-	-	-	1,402,239
Additions to capital assets	(4,089)	(2,704)	(10,720)	(2,704)	(308,082)
	(4,089)	(2,704)	29,871,752	14,891,247	1,094,157

Increase (decrease) in cash and cash equivalents	(4,613,806)	(3,564,580)	19,614,619	28,291,497	15,074,545

Cash assumed on purchase of Delex	-	-	-	-	5,226,447

Cash and cash equivalents, beginning of period	24,914,798	37,349,984	686,373	5,493,907	-

Cash and cash equivalents, end of period	$20,300,992	$33,785,404	$20,300,992	$33,785,404	$20,300,992

Supplemental cash flow information:
Non-cash items:
Issuance of shares on Delex acquisition (note 3)	$-	$-	$1,464,284	$-	$11,326,981
Issuance of 26,316 common shares in exchange for licensed patents (note 6)	-	-	100,000	-	100,000